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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____ )*


                                MedicaLogic, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    584642102
                                 (CUSIP Number)

                            Paul T. Sheils, President
                                 Medscape, Inc.
                              134 West 29th Street
                             New York, NY 10001-5399
                                 (212) 760-3100
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 21, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO 584642102                                                       PAGE 2


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Medscape, Inc.
      13-3879679
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      Not Applicable                                                (a)
                                                                    (b)
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
      Not Applicable
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------

      NUMBER OF         7   SOLE VOTING POWER
        SHARES
BENEFICIALLY OWNED BY       Not Applicable
EACH REPORTING PERSON
         WITH
                        -------------------------------------------------------
                        8   SHARED VOTING POWER

                            11,303,937**
                        -------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER

                            Not Applicable
                        -------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            Not Applicable
                        -------------------------------------------------------


-------------------------------------------------------------------------------

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,303,937**
-------------------------------------------------------------------------------

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      Not Applicable
-------------------------------------------------------------------------------

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.9%**
-------------------------------------------------------------------------------

 14   TYPE OF REPORTING PERSON*
      CO

-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
        **Reporting Person disclaims beneficial ownership of all shares.

   ITEM 1.        SECURITY AND ISSUER

         This Statement relates to shares of Common Stock, $0.01 par value ("Common Stock"), of MedicaLogic, Inc., a corporation organized under the laws of Oregon ("MedicaLogic"). MedicaLogic=s principal executive offices are located at 20500 NW Evergreen Parkway, Hillsboro, Oregon 97124.

   ITEM 2.        IDENTITY AND BACKGROUND

         This Statement is filed by Medscape, Inc., a corporation organized under the laws of Delaware ("Medscape"), whose business address is 134 West 29th Street, New York, New York 10001-5399. Medscape's principal business is the online provision of healthcare information through its Web sites, Medscape.com, a healthcare Web site for physicians, allied healthcare professionals such as pharmacists and nurses, and consumers and CBS.Healthwatch.com, a separate Web site to enhance and personalize the consumer experience. During the past five years, neither Medscape nor, to Medscape's knowledge, any of the executive officers or directors of Medscape listed below, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Set forth below are the names, principal occupations and business addresses of the executive officers and directors of Medscape. Exept as noted below, each executive officer and director is a United States citizen.

   Executive Officers of Medscape:

   Name                             Position with Medscape
   ----                             ----------------------
   Paul T. Sheils                   President and Chief Executive Officer
   Peter M. Frishauf                Executive Committee Chairman
   Jeffrey L. Drezner, M.D.         Executive Vice President
   Steven R. Kalin                  Chief Operating Officer and Chief Financial Officer
   George D. Lundberg, M.D.         Editor-in-Chief
   David Yakimischak                Chief Technology Officer
   Mark E. Boulding                 General Counsel and Vice President of Regulatory Affairs
   Tony Plesner*                     Vice President, Finance and Principal Accounting Officer

   * Citizen of the United Kingdom.

   The business address of each executive officer is 134 West 29th Street, New York, New York 10001.

   Directors of Medscape:

   Name                             Principal Occupation, Address of Employer and
   ----                             ---------------------------------------------
                                    Business Address of Director
                                    ----------------------------
   Paul T. Sheils*                  President, Chief Executive Officer
                                    Medscape, Inc.
   Peter M. Frishauf*               Executive Committee Chairman
                                    Medscape, Inc.
   Jeffrey L. Drezner M.D.*              Executive Vice President
                                    Medscape, Inc.
   Marc Butlein                     Chairman, META Group
                                    35 Kettle Creek Road
                                    Weston, CT 06883
   Esther Dyson                     Chairman, Edventure Holdings, Inc.
                                    104 Fifth Avenue, 20th Floor
                                    New York, NY 10011-6901
   Andrew Heyward                   President, CBS News
                                    CBS Corporation
                                    51 West 52nd Street
                                    New York, NY 10019
   Fredric G. Reynolds              Executive Vice President and Chief Financial Officer, CBS Corporation
                                    51 West 52nd Street
                                    New York, NY 10019
   Alan J. Patricof                 Chairman of the Board, Co-Chairman, Patricof & Co. Ventures, Inc.
                                    445 Park Avenue
                                    New York, NY 10022
   Carlo A. von Schroeter           General Partner, Weston Presidio Capital
                                    One Federal Street, 21st Floor
                                    Boston, MA 02110-2004
   Oakleigh Thorne                  Chairman and Chief Executive Officer, TBG Information Investors, LLC
                                    270 East Westminister, 2nd Floor
                                    Lake Forest, IL 60045

   *Business address is 134 West 29th Street, New York, New York 10001.

   ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  See Item 4 below.

   ITEM 4.        PURPOSE OF TRANSACTION

                  On February 21, 2000, Medscape entered into an Agreement of Reorganization and Merger (the "Merger Agreement") with MedicaLogic, providing for the merger of a newly-formed subsidiary of MedicaLogic with and into Medscape, with Medscape as the surviving corporation and thus becoming a wholly-owned subsidiary of MedicaLogic (the "Merger"). A copy of the Merger Agreement was filed as Exhibit 2.1 to Medscape's report on Form 8-K, filed on March 2, 2000 and is incorporated by reference herein. Under the terms of the Merger Agreement, each outstanding share of common stock of Medscape will be converted into the right to receive .323 share of common stock of MedicaLogic (the "Conversion Rate"), and each Medscape option and warrant will be assumed by MedicaLogic at the Conversion Rate. Consummation of the Merger is subject to certain conditions, including (i) approval of the Merger by the stockholders of Medscape, (ii) approval by the stockholders of MedicaLogic of the issuance of MedicaLogic common stock in the Merger and (iii) the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                  Also on February 21, 2000, Medscape entered into Shareholder Voting Agreements (the "Voting Agreements") with certain shareholders of MedicaLogic (the "Shareholders"), pursuant to which, in consideration of the covenants and agreements of Medscape contained therein and in the Merger Agreement, and as an inducement to Medscape to enter into the Merger Agreement, the Shareholders agreed to vote at any meeting of MedicaLogic stockholders all of the Shareholders' shares of MedicaLogic's voting securities (a) for the approval of the issuance of MedicaLogic Common Stock (as defined in the Merger Agreement), (b) for the approval of any action required in furtherance thereof, and (c) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of MedicaLogic in the Merger Agreement or that would preclude fulfillment of a condition under the Merger Agreement to MedicaLogic's obligation to consummate the Merger. The Voting Agreements also include a proxy whereby each of the Shareholders appoints Paul
T. Sheils, the President and Chief Executive Officer of Medscape, the Shareholder's proxy, to vote all shares of the capital stock of MedicaLogic owned by the Shareholder, at any time until the termination of the Voting Agreements, in the manner specified in (a)-(c) above. The Voting Agreements will terminate upon the earlier of (a) the consummation of the Merger or (b) the termination of the Merger Agreement. The Voting Agreements are included as Exhibits 7.1 through 7.8 to this Schedule 13D and are specifically incorporated herein by reference.

                  THE FOREGOING SUMMARIES OF THE MERGER AGREEMENT AND THE VOTING AGREEMENTS ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE FULL AGREEMENTS WHICH ARE FILED AS EXHIBITS HERETO.

                  Other than the transactions contemplated by the Merger Agreement and Voting Agreements, Medscape has no plans or proposals required to be disclosed in this Item 4.

   ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

                  (a) - (c) By virtue of the Voting Agreements, Medscape may be deemed to share with the Shareholders the power to vote the 11,303,937 shares (the "Shares") of MedicaLogic Common Stock covered by the Voting Agreement, and therefore, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the Shares. The Shares represent approximately 34.9% of the outstanding shares of MedicaLogic Common Stock. However, Medscape is not entitled to any rights as a shareholder of MedicaLogic as to the Shares. Except as described in this Schedule 13D, neither Medscape nor, to Medscape's knowledge, any of the persons listed in Item 2 above beneficially owns any shares of MedicaLogic Common Stock. Except as described in this Schedule 13D, neither Medscape nor, to Medscape's knowledge, any of the persons listed in Item 2 above has effected any transactions in MedicaLogic Common Stock during the past 60 days. BY VIRTUE OF THE LIMITED NATURE OF THE VOTING AGREEMENTS, MEDSCAPE EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF THE SHARES.

                  (d) Not applicable.

                  (e) Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  See Item 4 with respect to the Merger Agreement and the Shareholders Agreements.

   ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

                  The following agreements are filed as exhibits:



                  7.1 Shareholder Voting Agreement dated as of February 21, 2000 by and among Medscape, Inc. and Sequoia Capital Growth Fund, Sequoia Capital VI, Sequoia 1995, Sequoia Technology Partners VI, Sequoia Technology Partners III, Sequoia Capital Franchise Fund, and Sequoia Capital Franchise Partners.

                  7.2 Shareholder Voting Agreement dated as of February 21, 2000 between Medscape, Inc. and New Enterprise Associates.

                  7.3 Shareholder Voting Agreement dated as of February 21, 2000 between Medscape, Inc. and Enterprise Partners IV Associates and Enterprise Partners IV.

                  7.4 Shareholder Voting Agreement dated as of February 21, 2000 between Medscape, Inc. and Quantum Industrial Partners (LDC)

                  7.5 Shareholder Voting Agreement dated as of February 21, 2000 between Medscape, Inc. and SFM Domestic Investment LLC.

                  7.6 Shareholder Voting Agreement dated as of February 21, 2000 between Medscape, Inc. and Mark K. Leavitt.

                  7.7 Shareholder Voting Agreement dated as of February 21, 2000 between Medscape, Inc. and David C. Moffenbeier.

                  7.8 Shareholder Voting Agreement dated as of February 21, 2000 between Medscape, Inc. and Richard L. Samco.

                  7.9 Agreement and Plan of Reorganization and Merger, dated as of February 21, 2000 among MedicaLogic, Inc., Medscape, Inc. and Moneypenny Merger Corp. (Incorporated by reference to Exhibit 2.1 to Medscape's report on Form 8-K filed March 2, 2000).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: March 2, 2000                  MEDSCAPE, INC.




                                        By: /s/ Mark E. Boulding
                                           --------------------------------
                                           Mark E. Boulding
                                           General Counsel and Vice President
                                           of Regulatory Affairs; Secretary

                                  EXHIBIT INDEX


   Exhibit No.                      Description

         7.1 Shareholder Voting Agreement dated as of February 21, 2000 by and among Medscape, Inc. and Sequoia Capital Growth Fund, Sequoia Capital VI, Sequoia 1995, Sequoia Technology Partners VI, Sequoia Technology Partners III, Sequoia Capital Franchise Fund, and Sequoia Capital Franchise Partners.

         7.2 Shareholder Voting Agreement dated as of February 21, 2000 between Medscape, Inc. and New Enterprise Associates.

         7.3 Shareholder Voting Agreement dated as of February 21, 2000 between Medscape, Inc. and Enterprise Partners IV Associates and Enterprise Partners IV.

         7.4 Shareholder Voting Agreement dated as of February 21, 2000 between Medscape, Inc. and Quantum Industrial Partners (LDC)

         7.5 Shareholder Voting Agreement dated as of February 21, 2000 between Medscape, Inc. and SFM Domestic Investment LLC.

         7.6 Shareholder Voting Agreement dated as of February 21, 2000 between Medscape, Inc. and Mark K. Leavitt.

         7.7 Shareholder Voting Agreement dated as of February 21, 2000 between Medscape, Inc. and David C. Moffenbeier.

         7.8 Shareholder Voting Agreement dated as of February 21, 2000 between Medscape, Inc. and Richard L. Samco.

         7.9 Agreement and Plan of Reorganization and Merger, dated as of February 21, 2000 among MedicaLogic, Inc., Medscape, Inc. and Moneypenny Merger Corp. (Incorporated by reference to Exhibit
                  2.1 to Medscape's report on Form 8-K filed March 2, 2000).